UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                             No                    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                             No                    X

Press Release

10.28.2022

BBVA earns €4.84 billion through September 2022

BBVA posted a net attributable profit of €4.84 billion between January and September 2022, (+46.2 percent at current exchange rates, +47 percent in constant euros). This figure is the result of increased activity, with double-digit growth in lending (+15 percent1 in constant euros), and positive performance in recurring revenues (+28.8 percent in constant euros). In 3Q22, the attributable profit stood at €1.84 billion (+31.4 percent at current exchange rates, +34.1 in constant euros).

JANUARY – SEPTEMBER 2022 RESULTS

Excellent **core revenues** evolution and **activity growth**

NII + Fee income	Lending activity
+28.8%	**+15.0%**
vs. 9m21 (€ constant)	**vs. Sept. 2021**[1]

Leading **efficiency** and solid **profitability metrics**

Efficiency ratio (YTD)

42.9%

#1 RANKING PEER GROUP [2]

ROTE **15.7%** | ROE **15.0%**

Solid evolution of the **cost of risk**

Cost of risk (YTD)

0.86%

vs. 0.92% in 9M21

Capital position above target range

CET1 fully-loaded

12.45%

vs. target range 11.5% - 12.0%

1. Excluding repos. Variation at constant exchange rates.

2. European peer group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 6M22. BBVA data as of 9M22.

3. Gross customer acquisition through own channels for retail segment.

TRANSFORMATION

New customer acquisition[3] (9M22)	8.6 Mn
Customer acquisition through digital channels (9M22. % of total)	54%

SUSTAINABLE BUSINESS

New goal 2018-2025	€300 Bn
Channeled through Sept. 22	€124 Bn
Channeled in 3Q22	€13 Bn
Community Commitment 2025	€550 Mn

___________________________

1 Performing loans under management excluding repos.

10.28.2022

Except where otherwise stated, in order to better understand the evolution of each of the main headings, changes in the income statement described below refer to constant exchange rates. In other words, they do not take currency fluctuations into account. In addition, figures for Turkey for 2022 are under hyperinflationary accounting.

In the first nine months of 2022, BBVA achieved good results, despite the uncertainty following the invasion of Ukraine and its impact on inflation and global economic growth.

Net interest income (NII) climbed to €13.81 billion through September, up 32.6 percent yoy, thanks to significant growth in lending (+15 percent vs. Sept. 2021) and improved customer spreads. Performance in this heading especially stands out in Mexico, Turkey and South America. Net fees and commissions increased 17.4 percent during the same period, reaching €4.03 billion, again bolstered by activity in emerging markets. Together, NII and net fees and commissions, which represent recurring revenue in the banking business, posted a yoy increase of 28.8 percent through September, reaching a total of €17.84 billion.

Net trading income (NTI) stood at €1.67 billion (+17.4 percent yoy), thanks to greater activity in leading markets from the Global Markets unit. The line reflecting ‘other operating income and expenses’ had an accumulated result of € -1.15 billion as of Sept. 30, 2022, primarily due to a negative adjustment for hyperinflation in Argentina and Turkey, and a higher contribution to the Single Resolution Fund (SRF).

As a result of all the above, gross income climbed to €18.37 billion in the Jan.- Sept. 2022 period. This represents an increase of 21.2 percent yoy.

Operating expenses grew 14.5 percent in the first nine months of the year amid high inflation at a global level. Nevertheless, this figure is below the average inflation rate in the countries where BBVA operates (16.5 percent). Additionally, and thanks to the strength of gross income, jaws remained positive, with the efficiency ratio standing at 42.9 percent at the end of September. This figure is the best among comparable European peers, showing an improvement of 249 bps from September 2021.

Operating income saw a yoy increase of 26.7 percent between January and September 2022, reaching €10.49 billion. In 3Q22 alone, this heading stood at €4.04 billion, an increase of 44.9 percent compared to the same period a year earlier.

Impairments of financial assets increased 6.4 percent, largely due to higher activity. The accumulated cost of risk rose to 0.86 percent, compared to 0.81 percent in 2Q22, in line with expectations for 2022, (below the 100 bps, with levels similar to those of 2021). The NPL ratio improved from 3.7 to 3.5 percent in 3Q22, and the NPL coverage ratio increased from 78 to 83 percent.

The BBVA Group posted a net attributable profit of €4.84 billion through September 2022 -up 47 percent compared to the same period in the previous year. Excluding non-recurring impacts, profit stood at €5.04 billion - up 37.1 percent2. In 3Q22 alone, BBVA earned €1.84 billion (+34.1 percent yoy).

___________________________

2 This includes the net impact of the purchase of offices in Spain from Merlin in June 2022, the result of discontinued operations from BBVA USA and the other companies sold to PNC on June 1, 2021 and the net cost related to the restructuring process the same year.

10.28.2022

In terms of profitability, BBVA continues to make headway, quarter after quarter, securing leading positions in the European banking sector. ROE rose to 15 percent and ROTE to 15.7 percent at the end of September. The Group continues to create value for shareholders: net tangible book value plus dividends stood at €7.66 per share at the end of September, which represents a 20 percent increase yoy. This figure includes the €0.12 gross interim per share dividend that BBVA paid on October 11, against 2022 earnings. This is 50 percent higher than the October 2021 dividend.

BBVA maintains a solid capital position, with a fully-loaded CET1 ratio of 12.45 percent, above the Group’s target range (11.5-12 percent).

New goal for sustainable business

BBVA recently increased its sustainable business goal from €200 billion to €300 billion for the 2018-25 period. As of September 2022, the bank had channeled a total of €124 billion. In 3Q22 alone, the figure was €13 billion, which represents an increase of nearly 60 percent over the same period in 2021.

Record in customer acquisition

In the first nine months of the year, a record 8.6 million new customers joined BBVA. This is more than 2.5 times the customer acquisition figures from five years ago. Over half of these new customers (54 percent) joined through digital channels. In addition, their level of engagement increases significantly shortly after their onboarding. In Spain, specifically, 71 percent of new customers become target customers3 in just six months.

___________________________

3 Target customers are customers the bank wants to increase in number and retain, as they are considered highly valuable due to their level of assets, liabilities or transactions at BBVA.

10.28.2022

Business areas

In Spain, growth in lending stood out (+4.6 percent yoy), on the back of greater activity in businesses and consumer segments. Customer funds grew 2.7 percent, supported by an increase in demand deposits. Spain posted a recurring net attributable profit of €1.51 billion through September 2022 (+27.1 percent yoy) thanks to growth in NII, net fees and commissions and NTI, as well as lower operating expenses and provisions. This does not include the € -201 million net impact from the acquisition of offices in Spain from Merlin in 2Q22. If this impact is included, net attributable profit would be €1.31 billion at the end of September - up 10.2 percent. The accumulated cost of risk stood at 0.24 percent, in line with expectations. The NPL ratio improved 13 basis points in 3Q22, reaching 3.9 percent. The NPL coverage ratio also improved from June, standing at 64 percent.

In Mexico, lending rose significantly (+15.1 percent yoy), with growth in all segments - particularly businesses, mortgages, cards and consumer loans. Customer funds rose 7.9 percent yoy, with increases in deposits and off-balance sheet funds. BBVA posted a net attributable profit of €2.96 billion in Mexico through September 2022 (+47.5 percent yoy). These strong results reflect solid performance of all income headings, particularly NII.

Thanks to this income growth, the efficiency ratio improved sharply (351 bps) to 31.9 percent. The bank posted a net profit of €1.09 billion in 3Q22. Compared to the end of June, the accumulated cost of risk remained stable at 2.57 percent, while the NPL and the NPL coverage ratios improved to 2.5 percent and 133 percent, respectively.

In Turkey, lending in Turkish lira grew 62.9 percent yoy, while loans in U.S. dollars dropped 21.6 percent, in line with the strategy to reduce exposure to this portfolio. Customer funds in Turkish lira saw a strong increase (+92.4 percent), to the detriment of deposits in U.S. dollars, which fell 4.4 percent. Net attributable profit for Turkey stood at €336 million through September 2022. This includes the impact from hyperinflationary accounting. As for risk indicators, the cost of risk remained virtually stable in 3Q22, at 0.89 percent. The NPL and the NPL coverage ratios improved to 5.6 percent and 86 percent, respectively.

In South America, lending activity grew 14.7 percent and customer funds rose 15 percent yoy. This business area posted a net attributable profit of €614 million through September, up 98.3 percent yoy, mostly supported by the increase in NII. The cost of risk stood at 1.43 percent. The NPL ratio improved slightly, to 4.1 percent, while the NPL coverage ratio reached 100 percent. Net attributable profit in Colombia and Peru stood out, thanks to the good performance of operating income, together with lower impairments. Argentina improved its contribution, primarily due to recurring revenues.

10.28.2022

		Change 3Q22/3Q21		Change 3Q22/2Q22

BBVA Group (€M)	3Q22	% constant	%	%constant	%

Net Interest Income	5,261	45.1	40.2	15.3	14.3

Net Fees and Commissions	1,380	17.4	14.7	-1.8	-2.0

Net Trading Income	573	54.5	48.0	14.2	11.2

Other Income & Expenses	-358	n.s.	n.s.	-22.9	-17.2

Gross Income	6,857	33.6	28.6	13.9	12.5

Operating Expenses	-2,818	20.0	18.5	7.6	7.2

Operating Income	4,038	44.9	36.8	18.7	16.6

Impairment on Financial Assets	-940	46.0	51.0	32.6	33.6

Provisions and Other Gains and Losses	-110	197.4	253.5	71.0	65.2

Income Before Tax	2,988	41.9	30.0	13.8	10.9

Income Tax	-1,004	70.9	57.0	46.9	44.1

Non-controlling Interest	-143	5.1	-44.8	41.5	19.2

Net Attributable Profit (ex non-recurring impacts)	1,841	33.9	31.4	-0.5	-1.9

Discontinued operations and non-recurring results[1]	-	n.s.	n.s.	n.s.	n.s.

Net Attributable Profit (reported)	1,841	34.1	31.4	11.6	9.9

(1) Discontinued operations and non-recurring results include the negative impact of €201 M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

		Change 9M22/9M21

BBVA Group (€M)	9M22	% constant	%

Net Interest Income	13,811	32.6	29.0

Net Fees and Commissions	4,030	17.4	14.6

Net Trading lncome	1,669	17.4	13.4

Other Income & Expenses	-1,145	n.s.	n.s.

Gross Income	18,366	21.2	17.8

Operating Expenses	-7,872	14.5	12.8

Operating Income	10,494	26.7	21.8

Impairment on Financial Assets	-2,380	6.4	8.1

Provisions and Other Gains and Losses	-204	-20.7	-10.9

Income Before Tax	7,909	36.6	27.9

Income Tax	-2,605	57.3	51.5

Non-controlling Interest	-260	-42.7	-64.6

Net Attributable Profit (ex non-recurring impacts)	5,044	37.1	35.3

Discontinued operations and non-recurring results[1]	-201	-47.7	-51.6

Net Attributable Profit (reported)	4,842	47.0	46.2

(1) Discontinued operations and non-recurring results include US business sold to PNC and net cost related to the restructuring process in 9M21, and the negative impact of €201 M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 9M22.

10.28.2022

About BBVA

North America
Mexico
USA
South America
Argentina
Bolivia
Brazil
Chile
Colombia
Peru
Uruguay
Venezuela
Europe
Belgium
Cyprus
France
Germany
Netherlands
Italy
Malta
Portugal
Romania
Spain
Switzerland
Turkey
U.K.
Asia-Pacific
China
Hong Kong (S.A.R., China)
Taiwan, China
Japan
Singapore

€738.7 billion in total assets

87.4 million customers

>25 countries

6,050 branches

29,621 ATMs

114,311 employees

Data at the end of September 2022. Those countries in which BBVA has no legal entity or the volume of activity is not significant, are not included.

BBVA is a customer-centric global financial services group founded in 1857. The Group has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America. It is also the leading shareholder in Turkey’s Garanti BBVA and has an important investment, transactional and capital markets banking business in the U.S. Its purpose is to bring the age of opportunities to everyone, based on our customers’ real needs: provide the best solutions, helping them make the best financial decisions, through an easy and convenient experience. The institution rests in solid values: Customer comes first, we think big and we are one team. Its responsible banking model aspires to achieve a more inclusive and sustainable society.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 28, 2022
By: /s/ María Ángeles Peláez Morón
_________________________________
Name: María Ángeles Peláez Morón

Title: Authorized representative